140 Years of Commitment to the Community


898


1907

OWER
ANCORP INC.

2003 ANNUAL REPORT


1940


1970


Present

Today, The First National Bank of Greencastle stands alone - a survivor whose tradition reaches into a past, spanning a legacy of 140 years.

It is a legacy of service that has touched the lives of thousands of customers whose roots rest in the certainty that Franklin County's oldest bank represents them.

It truly is a home town bank.

MISSION STATEMENT

It is our primary intent to maintain our status as an independent corporate entity and to conduct our business through our annually-elected Board of Directors; our business purpose is to provide a broad range of financial services through the establishment of community banking centers; these financial services will be tailored to the customers served and will be as flexible as possible within the constraints of profitability and regulatory compliance; the community offices will be established within our market area in communities where our organization can make a positive contribution, and where our investment will produce an acceptable return to our shareholders.



BOARD OF DIRECTORS

Standing: Mark E. Gayman, Frederic M. Frederick, Lois E. Easton, James H. Craig, Jr.

Seated: Kermit G. Hicks, Jeff B. Shank, Robert L. Pensinger

TO OUR SHAREHOLDERS

DEAR SHAREHOLDER,

We are pleased to present Tower Bancorp's 2003 Annual Report. The economic climate during 2003 kept interest rates at historic lows, however we were still able to produce another solid year of growth and profitability for our shareholders.

Earnings per share increased from $2.79 to $2.86 per share. Net income for the corporation increased $98,700 to a record $4,951,000 producing a return on equity (ROE) of 14.5% and a return on assets (ROA) of 1.80%. The corporation's bank stock portfolio produced record gains of $3,130,000.

Regular cash dividends were increased 12% making 2003 the 14th straight year of ***increased*** cash dividends. The total cash dividends paid to Tower shareholders was $2,149,000. This includes the special cash dividend of $.50 that was paid in March of 2003; the third special cash dividend paid in the last five (5) years.

Established in 1864, the First National Bank surpassed $100,000,000 in 1989 after 125 years in business. Ten years later, in 1999 we surpassed $200,000,000; and within just four years we hit a new milestone of $300,738,000! With our most recent branch opening on Lincoln Way East in Chambersburg, the First National Bank now has nine (9) full-service banking locations and 11 ATM's available for our customer's convenience.



On behalf of our directors, management team and valued employees, we thank you for your investment, confidence and continued support. We are committed to strengthening the bank and enhancing the corporation's value to the shareholders.

Sincerely,

Jeff B. Shank
President/CEO

Kermit G. Hicks
Chairman of the Board


Net Income (In Millions)
$6
5
4
3
2
1
0
3.2
4.1
4.0
4.9
5.0
1999
2000
2001
2002
2003


Cash Dividend Paid (In Thousands)
$2500
2000
1500
1000
500
0
1,711
986
1,965
1,147
2,149
1999
2000
2001
2002
2003
Special Dividends


Total Assets (In Millions)
$300
250
200
150
100
50
0
207
225
246
262
300
1999
2000
2001
2002
2003


Total Loans (In Millions)
$250
200
150
100
50
0
132
148
167
187
215
1999
2000
2001
2002
2003


Total Deposits (In Millions)
$250
200
150
100
50
0
159
177
177
187
207
1999
2000
2001
2002
2003

INDEPENDENT AUDITOR'S REPORT

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

Board of Directors
Tower Bancorp Inc.
Greencastle, Pennsylvania

We have audited the accompanying consolidated balance sheets of Tower Bancorp Inc. and its wholly-owned subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tower Bancorp Inc. and its wholly-owned subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with U. S. generally accepted accounting principles.

Smith Elliott Kearns & Company LLC

Chambersburg, Pennsylvania
January 21, 2004

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002
	(000 OMITTED)	
ASSETS		
Cash and due from banks	$ 8,929	$ 8,943
Interest bearing deposits with banks	675	1,644
Investment Securities		
Available for sale	63,076	50,838
Restricted Bank stock; at cost which approximates fair value	3,219	3,162
Loans		
Commercial, financial and agricultural	38,703	32,422
Real estate – Mortgages (net of deferred loan origination fees; $ 998 – 2003; $ 903 – 2002)	155,649	135,104
Real estate – Construction and land development	7,156	7,246
Consumer	12,559	12,765
	214,067	187,537
Less: Allowance for loan losses	1,864	1,632
Total loans	212,203	185,905
Premises, equipment, furniture and fixtures	4,158	3,876
Real estate owned other than premises	476	350
Prepaid federal taxes	241	183
Accrued interest receivable	962	1,013
Cash surrender value of life insurance	6,659	6,306
Other assets	140	369
Total assets	**$ 300,738**	**$ 262,589**
LIABILITIES		
Deposits in domestic offices		
Demand, noninterest bearing	$ 18,412	$ 13,297
Savings	116,484	104,186
Time	72,069	70,074
Total deposits	**206,965**	**187,557**
Liabilities for other borrowed funds	47,373	39,052
Accrued interest payable	204	287
Deferred income tax charges	3,274	804
Other liabilities	2,484	2,023
Total liabilities	**260,300**	**229,723**
STOCKHOLDERS' EQUITY		
Stockholders' equity		
Common Stock: no par value, authorized 5,000,000 shares, issued 1,780,100 shares	2,225	2,225
Additional paid-in capital	6,763	6,713
Retained earnings	25,765	22,999
Accumulated other comprehensive income	7,006	2,195
	41,759	34,132
Less: Cost of treasury stock, 45,595 shares – 2003; 47,290 shares - 2002	(1,321)	(1,266)
Total stockholders' equity	**40,438**	**32,866**
Total liabilities and stockholders' equity	**$ 300,738**	**$ 262,589**

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
		(000 OMITTED)	
INTEREST AND DIVIDEND INCOME			
Interest and fees on loans	$ 12,157	$ 13,207	$ 13,380
Interest and dividends on investment securities			
Taxable	1,091	1,352	1,852
Federal tax exempt	1,117	1,153	1,034
Interest on federal funds sold	1	0	27
Interest on deposits with banks	68	145	217
Total interest income	**14,434**	**15,857**	**16,510**
INTEREST EXPENSE			
Interest on time certificates of deposit of $ 100,000 or more	442	709	1,192
Interest on other deposits	2,200	3,088	4,647
Interest on federal funds purchased and other borrowed funds	1,625	1,455	1,149
Total interest expense	**4,267**	**5,252**	**6,988**
Net interest income	10,167	10,605	9,522
Provision for loan losses	360	310	120
Net interest income after provision for loan losses	**9,807**	**10,295**	**9,402**
OTHER INCOME			
Investment services income	31	0	191
Service charges on deposit accounts	864	621	519
Other service charges, collection and exchange charges, commissions and fees	347	313	305
Investment securities gains	3,143	1,720	1,761
Other income	56	326	161
	4,441	2,980	2,937
OTHER EXPENSES			
Salaries, wages and other employee benefits	3,901	3,558	3,211
Occupancy expense	397	353	354
Furniture and equipment expenses	1,197	1,222	1,273
Other operating expenses	1,981	1,526	1,864
	7,476	6,659	6,702
Income before income taxes	6,772	6,616	5,637
Applicable income tax expense	1,821	1,763	1,636
Net income	**$ 4,951**	**$ 4,853**	**$ 4,001**
Earnings per share:			
Basic earnings per share	$ 2.86	$ 2.79	$ 2.29
Weighted average shares outstanding	1,733,477	1,737,298	1,745,847
Diluted earnings per share	$ 2.81	$ 2.76	$ 2.26
Weighted average shares outstanding	1,760,563	1,760,989	1,770,949

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2003, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
			(000 OMITTED)			
Balance at December 31, 2000	$ 2,225	$ 6,705	$ 17,568	$ 834	($ 656)	$ 26,676
Comprehensive income:						
Net income	0	0	4,001	0	0	4,001
Net unrealized gain on available for sale securities (net of tax $ 15)	0	0	0	29	0	29
Total comprehensive income						4,030
Cash dividends declared on common stock ($ 1.12 per share)	0	0	(1,965)	0	0	(1,965)
Purchase of treasury stock (19,024 shares)	0	0	0	0	(423)	(423)
Sale of treasury stock (9,828 shares)	0	2	0	0	198	200
Balance at December 31, 2001	2,225	6,707	19,604	863	(881)	28,518
Comprehensive income:						
Net income	0	0	4,853	0	0	4,853
Net unrealized gain on available for sale securities (net of tax $ 686)	0	0	0	1,332	0	1,332
Total comprehensive income						6,185
Cash dividends declared on common stock ($ .84 per share)	0	0	(1,458)	0	0	(1,458)
Purchase of treasury stock (21,127 shares)	0	0	0	0	(546)	(546)
Sale of treasury stock (6,637 shares)	0	6	0	0	161	161
Balance at December 31, 2002	$ 2,225	$ 6,713	$ 22,999	$ 2,195	($ 1,266)	$ 32,866
Comprehensive income:						
Net income	0	0	4,951	0	0	4,951
Net unrealized gain on available for sale securities (net of tax $2,478)	0	0	0	4,811	0	4,811
Total comprehensive income						9,762
Cash dividends declared on common stock ($1.26 per share)	0	0	(2,185)	0	0	(2,185)
Purchase of treasury stock (14,833 shares)	0	0	0	0	(513)	(513)
Sale of treasury stock (16,528 shares)	0	50	0	0	458	508
Balance at December 31, 2003	$ 2,225	$ 6,763	$ 25,765	$ 7,006	($ 1,321)	$ 40,438

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
		(000 OMITTED)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,951	$ 4,853	$ 4,001
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	386	429	438
(Gain) on sale of investment securities	(3,143)	(1,720)	(1,761)
Provision for deferred taxes	(8)	8	111
(Increase) decrease in:			
Other assets	229	412	(38)
Interest receivable	51	183	148
Prepaid income taxes	(58)	(132)	159
Cash surrender value of life insurance	(353)	(409)	(166)
Increase (decrease) in:			
Interest payable	(83)	(142)	(86)
Other liabilities	425	135	117
Net cash provided by operating activities	**2,397**	**3,617**	**2,923**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net (increase) in loans	(26,298)	(19,806)	(20,116)
Purchases of property and equipment	(794)	(1,058)	(528)
Net decrease in interest bearing deposits with banks	969	1,073	1,733
Maturity/sales of available for sale securities	12,800	15,820	22,880
Purchases of available for sale securities	(13,754)	(6,136)	(19,468)
Purchase of Federal Home Loan Bank stock	(909)	(940)	(588)
Purchase of life insurance policies	0	(1,850)	(760)
Net cash (used) by investing activities	**(27,986)**	**(12,897)**	**(16,847)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposits	$ 19,408	$ 9,958	$ 602
Net (decrease) increase in borrowings	8,321	1,711	18,475
Purchase of treasury stock	(513)	(546)	(423)
Proceeds from sale of treasury stock	508	167	200
Cash dividends paid	(2,149)	(1,147)	(1,965)
Net cash provided by financing activities	**25,575**	**10,143**	**16,889**
Net increase(decrease) in cash and cash equivalents	(14)	863	2,965
Cash and cash equivalents at beginning of year	8,943	8,080	5,115
Cash and cash equivalents at end of year	**$ 8,929**	**$ 8,943**	**$ 8,080**
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:			
CASH PAID DURING THE YEAR FOR:			
Interest	$ 4,350	$ 5,393	$ 7,074
Income taxes	1,755	1,861	1,576
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Unrealized gain (loss) on securities available for sale (net of tax effects)	$ 4,811	$ 1,332	$ 29

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Tower Bancorp's primary activity consists of owning and supervising its subsidiary, The First National Bank of Greencastle (the Bank), which is engaged in providing banking and bank related services in South Central Pennsylvania, principally Franklin County. Its nine offices are located in Greencastle, Quincy, Shady Grove, Laurich, Waynesboro, Chambersburg (2), and Mercersburg, Pennsylvania; and Hagerstown, Maryland.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the corporation and its wholly-owned subsidiary, The First National Bank of Greencastle. All significant inter-company transactions and accounts have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowances for losses on loans and foreclosed real estate. Such agencies may require the Corporation to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

INVESTMENT SECURITIES

The Corporation's investments in securities are classified in three categories and accounted for as follows:

- **TRADING SECURITIES.** Securities held principally for resale in the near term are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in other income.
- **SECURITIES TO BE HELD TO MATURITY.** Bonds and notes for which the Corporation has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.
- **SECURITIES AVAILABLE FOR SALE.** Securities available for sale consist of securities not classified as trading securities nor as securities to be held to maturity. These are securities that management intends to use as a part of its asset and liability management strategy and may be sold in response to changes in interest rates, resultant prepayment risk and other related factors.

Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in other comprehensive income.

Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

Fair values for investment securities are based on quoted market prices.

The Corporation had no trading or held to maturity securities in 2003 or 2002.

RESTRICTED BANK STOCK

The Corporation is required to maintain minimum investment balances in The Federal Reserve Bank, Federal Home Loan Bank and Atlantic Central Banker's Bank. These investments are carried at cost because they are not actively traded and have no readily determinable market value.

PREMISES, EQUIPMENT, FURNITURE AND FIXTURES AND DEPRECIATION

Premises, equipment, and furniture and fixtures are carried at cost less accumulated depreciation. Depreciation has been provided generally on the straight-line method and is computed over the estimated useful lives of the various assets as follows:

	Years
Premises	15-40
Equipment, furniture and fixtures	3-15

Repairs and maintenance are charged to operations as incurred.

FORECLOSED PROPERTY

Includes foreclosed properties for which the institution has taken physical possession in connection with loan foreclosure proceedings.

At the time of foreclosure, the real estate is recorded at the lower of the Corporation's cost (loan balance) or the asset's fair value, less estimated costs to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. Costs incurred in maintaining foreclosed real estate and subsequent write-downs to reflect declines in the fair value of the property are included in operations.

RETIREMENT PLAN

The Corporation has a money purchase pension plan which covers all full-time employees who have attained the age of twenty (20) and have completed a minimum of one year of continuous service with the Corporation. The Corporation's policy is to fund pension costs accrued.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are stated at the amount of unpaid principal, reduced by unearned discount, deferred loan origination fees, and an allowance for loan losses. Unearned discount on installment loans is recognized as income over the terms of the loans by the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay.

Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Corporation is amortizing these amounts over the contractual life of the related loans.

NONACCRUAL/IMPAIRED LOANS

The accrual of interest income on loans ceases when principal or interest is past due 90 days or more and collateral is inadequate to cover principal and interest or immediately if, in the opinion of management, full collection is unlikely. Interest accrued but not collected as of the date of placement on nonaccrual status is reversed and charged against current income unless fully collateralized. Subsequent payments received are either applied to the outstanding principal balance or recorded as interest income, depending on management's assessment of the ultimate collectibility of principal. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest income on such loans is recognized only to the extent of interest payments received.

EARNINGS PER SHARE OF COMMON STOCK

Earnings per share of common stock were computed based on weighted average shares outstanding. For diluted earnings per share, net income is divided by the weighted average number of shares outstanding plus the incremental number of shares added as a result of converting common stock equivalents. The corporation's common stock equivalents consist of outstanding stock options. See Note 11 for further details.

A reconciliation of the weighted average shares outstanding used to calculate basic net income per share and diluted net income per share follows. There is no adjustment to net income to arrive at diluted net income per share.

	2003	2002	2001
Weighted average shares outstanding (basic)	$1,733,477	$1,737,298	$1,745,847
Impact of common stock equivalents	27,086	23,691	25,102
Weighted average shares outstanding (diluted)	$1,760,563	$ 1,760,989	$1,770,949

FEDERAL INCOME TAXES

For financial reporting purposes, the provision for loan losses charged to operating expense is based on management's judgment, whereas for federal income tax purposes, the amount allowable under present tax law is deducted. Additionally, deferred compensation is charged to operating expense in the period the liability is incurred for financial reporting purposes, whereas, for federal income tax purposes, these expenses are deducted when paid. There are also differences between the amount of depreciation expensed for tax and financial reporting purposes, and an income tax effect caused by the adjustment to fair value for available for sale securities. As a result of these timing differences, deferred income taxes are provided in the financial statements. See Note 14 for further details.

CASH FLOWS

For purposes of the Statements of Cash Flows, the company has defined cash and cash equivalents as highly liquid debt instruments with maturities of three months or less. They are included in the balance sheet caption "cash and due from banks". As permitted by generally accepted accounting principles, the company has elected to present the net increase or decrease in deposits in banks, loans and deposits in the Statements of Cash Flows.

FAIR VALUES OF FINANCIAL INSTRUMENTS

Generally Accepted Accounting Principles (GAAP) requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. GAAP excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the corporation. See Note 19 for further details.

The following methods and assumptions were used by the corporation in estimating fair values of financial instruments as disclosed herein:

- Cash and Cash Equivalents. The carrying amounts of cash and short-term instruments approximate their fair value.
- Interest Bearing Balances with Banks. Interest bearing balances with banks having a maturity greater than one year have estimated fair values using discounted cash flows based on current market interest rates.
- Securities to be Held to Maturity and Securities Available for Sale. Fair values for investment securities are based on quoted market prices.

- Loans Receivable. For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.
- Deposit Liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposits and IRA's are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected maturities on time deposits.
- Federal Funds Purchased and Other Borrowed Funds. The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.
- Accrued Interest. The carrying amounts of accrued interest approximate their fair values.
- Off-Balance-Sheet Instruments. The Corporation generally does not charge commitment fees. Fees for standby letters of credit and their off-balance-sheet instruments are not significant.

ADVERTISING

The Corporation expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2003, 2002, and 2001 was $ 199,968, $ 210,196, and $ 250,101, respectively.

COMPREHENSIVE INCOME

The Corporation follows generally accepted accounting principles when reporting comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from nonowner sources. It includes all changes in equity except those resulting from investments by stockholders and distributions to stockholders. Comprehensive income includes net income and certain elements of "other comprehensive income" such as foreign currency transactions; accounting for futures contracts; employers accounting for pensions; and accounting for certain investments in debt and equity securities.

The Corporation has elected to report its comprehensive income in the statement of stockholders' equity. The only element of "other comprehensive income" that the Corporation has is the unrealized gains or losses on available for sale securities.

During 2003, the Corporation revised estimated calculations for unrealized holding gains (losses) on certain equity securities in its available-for-sale portfolio due to the continuing development of reliable sources for market values of securities traded in the over-the-counter market. Consequently, investments that were not marked to market in the past are recorded at market value in 2003.

The components of the change in net unrealized gains (losses) on securities are as follows:

	2003	2002	2001
		(000 omitted)	
Gross unrealized holding gains (losses) arising during the year	$ 10,432	$ 3,738	$ 1,805
Reclassification adjustment for gains realized in net Income	(3,143)	(1,720)	(1,761)
Net unrealized holding gains (losses) before taxes	7,289	2,018	44
Tax effect	(2,478)	(686)	(15)
Net change	$ 4,811	$ 1,332	$ 29

STOCK OPTION PLANS

The Corporation applies APB Opinion 25 and related Interpretations in accounting for its stock option plans. Accordingly, only compensation cost for the intrinsic value of options has been recognized. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed by FASB Statement No. 123, the Corporation's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

		2003	2002	2001
Net income (000 omitted)	As reported	$ 4,951	$ 4,853	$ 4,001
	Pro forma	4,942	4,842	3,986
Earnings per share	As reported	2.86	2.79	2.29
	Pro forma	2.85	2.78	2.28
Earnings per share assuming dilution	As reported	2.81	2.76	2.26
	Pro forma	2.80	2.75	2.25

See Note 11 for further details concerning the Corporation's Stock Options Plans.

NOTE 2. INVESTMENT SECURITIES

The investment securities portfolio is comprised of securities classified as available for sale at December 31, 2003 and 2002, resulting in investment securities available for sale being carried at fair value.

The amortized cost and fair value of investment securities available for sale at December 31 were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(000 omitted)		
		2003		
Obligations of other U.S. government agencies	$ 4,605	$ 31	$ 0	$ 4,636
Mortgage-backed securities	3,994	46	17	4,023
Corporate bonds	4,159	157	42	4,274
Equities	18,430	9,408	185	27,653
Obligations of state and political subdivisions	21,272	1,221	3	22,490
	$ 52,460	$ 10,863	$ 247	$ 63,076
		2002		
Obligations of other U.S. government agencies	$ 3,112	$ 129	$ 0	$ 3,241
Mortgage-backed securities	5,040	162	0	5,202
Corporate bonds	2,532	69	146	2,455
Equities	14,667	2,138	51	16,754
Obligations of state and political subdivisions	22,160	1,030	4	23,186
	$ 47,511	$ 3,528	$ 201	$ 50,838

The fair values of investment securities available for sale at December 31, 2003, by contractual maturity, are shown below. Contractual maturities will differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale Amortized Cost	Fair Value
	(000 omitted)	
Due in one year or less	$ 608	$ 623
Due after one year through five years	5,924	6,162
Due after five years through ten years	6,588	6,854
Due after ten years	16,916	17,761
	30,036	31,400
Mortgage-backed securities	3,994	4,023
Equity securities	18,430	27,653
	$ 52,460	$ 63,076

Proceeds from sales and maturities of investment securities available for sale during 2003, 2002, and 2001, were $ 12,800,000, $ 15,820,000, and $ 22,880,000, respectively. Gross realized gains and losses on those sales and maturities were $ 3,143,000 and $ 0 for 2003, $ 1,720,000 and $ 0 for 2002, and $ 1,762,000 and $ 1,000 for 2001, respectively.

Securities carried at $ 19,589,285 and $ 22,634,739 at December 31, 2003 and 2002, respectively, were pledged to secure public funds and for other purposes as required or permitted by law.

Restricted bank stock includes:

	2003	2002
	(000 omitted)	
Federal Reserve Bank stock	$ 81	$ 81
Federal Home Loan Bank stock	2,838	2,286
Federal Home Loan Mortgage Corporation preferred stock	250	250
Atlantic Central Bankers Bank	50	45
Citigroup Capital preferred stock	0	500
	$ 3,219	$ 3,162

NOTE 3. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows:

	2003	2002	2001
		(000 omitted)	
Balance at beginning of period	$ 1,632	$ 1,577	$ 1,586
Recoveries	63	51	63
Provision for possible loan losses charged to income	360	310	120
Total	2,055	1,938	1,769
Losses	191	306	192
Balance at end of period	$ 1,864	$ 1,632	$ 1,577

NOTE 4. PREMISES, EQUIPMENT, FURNITURE AND FIXTURES

	Cost	Accumulated Depreciation	Depreciated Cost
		(000 omitted)	
		2003	
Premises (including land $ 442)	$ 5,477	$ 1,971	$ 3,506
Equipment, furniture and fixtures	3,191	2,539	652
Totals, December 31, 2003	$ 8,668	$ 4,510	$ 4,158
		2002	
Premises (including land $ 442)	$ 5,167	$ 1,974	$ 3,193
Equipment, furniture and fixtures	2,971	2,288	683
Totals, December 31, 2002	$ 8,138	$ 4,262	$ 3,876

Depreciation expense amounted to $ 385,580 in 2003, $ 429,480 in 2002, and $ 438,920 in 2001.

NOTE 5. REAL ESTATE OWNED OTHER THAN PREMISES

Included in real estate owned other than premises are certain properties which are located adjacent to the main office. The Bank intends to hold these properties for future expansion purposes in order to protect its competitive position, and are renting certain of these properties until such time as the Bank decides they are needed. The depreciated cost of these properties was $ 476,136 and $ 350,447 at December 31, 2003 and 2002, respectively.

NOTE 6. LOANS

RELATED PARTY LOANS

The company's subsidiary has granted loans to the officers and directors of the company and its subsidiary and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $ 3,289,663 and $ 2,578,347 at December 31, 2003 and 2002, respectively. During 2003, $ 1,280,783 of new loans were made and repayments totaled $ 569,467.

Outstanding loans to bank employees totaled $ 2,467,001 and $ 1,873,655 at December 31, 2003 and 2002, respectively.

LOAN MATURITIES

The following table shows the maturities and sensitivities of loans to changes in interest rates based upon contractual maturities and terms as of December 31, 2003.

	Due within one year	Due over 1 but within 5 years	Due over 5 years	Non-accruing loans	Total
			(000 omitted)		
Loans at predetermined interest rates	$ 19,690	$ 35,484	$ 53,116	$ 540	$ 108,830
Loans at floating or adjustable interest rates	15,844	17,617	71,776	0	105,237
Total (1)	$ 35,534	$ 53,101	$ 124,892	$ 540	$ 214,067

(1) These amounts have not been reduced by the allowance for possible loan losses.

NOTE 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

	Contract or Notional Amount	
	2003	2002
Financial instruments whose contract amounts represent credit risk at December 31:		
Commitments to extend credit	$ 25,918,584	$ 26,466,626
Standby letters of credit and financial guarantees written	670,629	732,938
	$ 26,589,213	$ 27,199,564

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, real estate, equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Corporation holds collateral supporting those commitments when deemed necessary by management.

NOTE 8. NONACCRUAL/IMPAIRED LOANS

The following table shows the principal balances of nonaccrual loans as of December 31:

	2003	2002	2001
Nonaccrual loans	$ 540,211	$ 781,878	$ 64,170
Interest income that would have been accrued at original contract rates	$ 12,120	$ 84,587	$ 7,183
Amount recognized as interest income	3,745	5,821	762
Foregone revenue	$ 8,375	$ 78,766	$ 6,421

The Corporation had no impairment of loans in 2003, 2002, and 2001.

NOTE 9. RETIREMENT PLAN

The Corporation maintains a money purchase retirement plan for those employees who meet the eligibility requirements set forth in the plan. Substantially all of the Corporation's employees are covered by the plan. The Corporation's funding policy is to contribute annually an amount, as determined under plan provisions, necessary to meet the minimum funding standards established by the plan. Contributions charged to operations were $ 82,000 for 2003, $ 47,000 for 2002, and $ 70,000 for 2001.

NOTE 10. EMPLOYEE BENEFIT PLANS

The Corporation maintains a profit-sharing plan for those employees who meet the eligibility requirements set forth in the plan. Contributions to the plan are based on Corporation performance and are at the discretion of the Corporation's Board of Directors. Substantially all of the Corporation's employees are covered by the plan and the contribution charged to operations was $ 120,000, $ 110,000, and $ 94,000, for 2003, 2002, and 2001, respectively.

The Corporation maintains a deferred compensation plan for certain key executives and directors, which provides supplemental retirement and life insurance benefits. The plan is partially funded by life insurance on the participants, which lists the bank as beneficiary. The estimated present value of future benefits to be paid, which are included in other liabilities, amounted to $ 781,039 and $ 791,652 at December 31, 2003 and 2002, respectively. Annual expense of $ 84,146, $ 82,680, and $ 110,000 was charged to operations for 2003, 2002, and 2001, respectively.

During 1999 a director who was a participant of the plan deceased. The present value of this participant's benefits, which will be paid out over ten years, was $ 140,287, $ 162,108, and $ 182,219, as of December 31, 2003, 2002, and 2001, respectively.

The Corporation has a supplemental group term retirement plan which covers certain officers of the Corporation. This plan is funded with single premium life insurance on the plan participants. The cash surrender value of the policies is an unrestricted asset of the Corporation. The estimated present value of the future benefits to be paid totaled $ 52,925 and $ 18,566 at December 31, 2003 and 2002, respectively. Total annual expense for this plan was $ 59,841, $ 23,989, and $ 20,165, for 2003, 2002, and 2001, respectively.

The Corporation maintains an employee stock ownership plan (ESOP) that generally covers all employees who have completed one year of service and attained the age of twenty. Contributions to the plan are determined annually by the Board of Directors as a percentage of the participants' total compensation. Compensation for the plan is defined as compensation paid including salary reduction and Sections 125 and 401(k) but excluding nontaxable fringe benefits and any compensation over $ 200,000. The payments of benefits to participants are made at death, disability, termination or retirement. Contributions to the plan for all employees charged to operations amounted to $ 120,000, $ 110,000, and $ 94,000 for 2003, 2002, and 2001, respectively. All shares held in the plan are considered issued and outstanding for earnings per share calculations and all dividends earned on ESOP shares are charged against retained earnings, the same as other outstanding shares. Total shares of the plan were 81,586 and 75,476 at December 31, 2003 and 2002, respectively.

NOTE 11. STOCK OPTION PLANS

In 1996 the Corporation implemented two nonqualified stock option plans, which are described below. The compensation cost that has been charged against income for those plans was $ 104,819, $ 51,353, and $ 29,555 for 2003, 2002, and 2001, respectively.

The first plan is for select key employees. This plan granted options for up to 1,623 shares at a purchase price of $ 1.00 per share. These options can be exercised only by the key employees during his/her lifetime.

The second plan is for outside directors. This plan granted options of 4,060, 3,600, and 5,154 shares for each director at $ 30.00, $ 24.250, and $ 20.125 per share for the years ended December 31, 2003, 2002, and 2001, respectively, which was based on the market value of the stock at the grant date. Options are vested one year following the grant date and expire upon the earlier of 120 months following the date of the grant or one year following the date on which a director ceases to serve in such a capacity for the corporation. At December 31, 2003 the range of exercise prices was from $ 11.91 to $ 32.13 per share. At December 31, 2003, there were 114,155 shares that can still be granted under these plans.

A summary of the status of the Corporation's two fixed stock option plans as of December 31 is as follows:

	- - 2003 - -		- - 2002 - -		- - 2001 - -	
Fixed Options	**Shares**	**Weighted Average Exercise Price Per Share**	**Shares**	**Weighted Average Exercise Price Per Share**	**Shares**	**Weighted Average Exercise Price Per Share**
Outstanding at beginning of year	23,691	$ 21	25,102	$ 21	19,948	$ 22
Granted	5,683	22	5,040	18	6,528	16
Exercised	6,058	21	3,548	10	1,374	1
Forfeited/expired	0	0	2,903	21	0	0
Outstanding at end of year	23,316	$ 22	23,691	$ 21	25,102	$ 21
Options exercisable at year end	20,068		20,091		19,948	
Weighted average fair value of options per share granted during the year	$ 4.40		$ 3.33		$ 4.53	

Outstanding options at December 31, 2003 consist of the following:

	Shares Outstanding	Shares Exercisable	Remaining Contractual Life	Exercise Price
	3,623	3,623	2 years	$ 21.49
	2,720	2,720	3 years	11.91
	2,856	2,856	4 years	16.19
	2,142	2,142	5 years	22.25
	2,040	2,040	6 years	32.13
	1,950	1,950	7 years	24.37
	2,577	2,577	8 years	20.13
	2,160	2,160	9 years	24.25
	3,248	0	10 years	30.00
Total/Average	23,316	20,068	8 years	$ 22.26

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

	2003	2002	2001
Dividend yield	2.8%	2.8%	3%
Expected life	8	8	8
Expected volatility	14.26	13.50	20.06
Risk-free interest rate	3.50	3.50	5.33

NOTE 12. DEPOSITS

Included in savings deposits at December 31 are NOW and Money Market Account balances totaling $ 90,089,000 and $ 80,839,000 for 2003 and 2002, respectively.

Time deposits of $ 100,000 and over aggregated $ 14,509,480 and $ 15,119,446 at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002 the scheduled maturities of time deposits of $ 100,000 and over are as follows:

	2003	2002
	(000 omitted)	
Maturity		
Three months or less	$ 1,965	$ 2,912
Over three months through twelve months	5,036	8,591
Over twelve months	7,508	3,616
	$ 14,509	$ 15,119

At December 31, 2003 scheduled maturities of all time deposits are as follows:

2004	$ 31,655,519
2005	17,739,153
2006	10,193,313
2007	4,347,651
2008	8,132,991
	$ 72,068,627

The aggregate amount of demand deposits reclassified as loan balances were $ 506,904 and $ 184,588 at December 31, 2003 and 2002, respectively.

The Corporation accepts deposits of the officers, directors, and employees on the same terms, including interest rates, as those prevailing at the time for comparable transactions with unrelated persons. The aggregate dollar amount of deposits of officers, directors and employees totaled $ 2,422,286 and $ 1,627,189 at December 31, 2003 and 2002, respectively.

NOTE 13. LIABILITIES FOR OTHER BORROWED FUNDS

At December 31, 2003 and 2002, $ 3,935,000 and $ 2,800,000, respectively, of other borrowed funds represents the outstanding balance on lines of credit at other area banks. Total amount of the lines at December 31, 2003 and 2002 was $ 5,800,000. Interest on these lines ranged from 3.00% to 5.25% for 2003 and 2002.

In addition, $ 202,595 and $ 307,647 of the balance of liabilities for other borrowed funds at December 31, 2003 and 2002, respectively, represents the balance of the Treasury Tax and Loan Investment Program. The Corporation elected to enter into this program in accordance with federal regulations. This program permits the Corporation to borrow these Treasury Tax and Loan funds by executing an open-ended interest bearing note to the Federal Reserve Bank. Interest is payable monthly and is computed at 1/4% below the Federal Funds interest rate. The note is secured by U.S. Government obligations with a par value of $ 439,915 and $ 656,950 at December 31, 2003 and 2002, respectively.

The Corporation also had the following borrowings from the Federal Home Loan Bank:

	2003		2002		
Loan Type	Interest Rate	Balance	Interest Rate	Balance	Maturity
Convertible	5.25	$ 5,000,000	5.25	$ 5,000,000	04/06/11
Convertible	5.01	5,000,000	5.01	5,000,000	11/24/08
Convertible	4.63	5,000,000	4.63	5,000,000	11/20/08
Convertible	5.395	5,000,000	5.395	5,000,000	09/15/08
Line of credit (1)	1.03	13,236,000	1.88	10,943,900	02/27/04
Convertible	3.99	5,000,000	3.99	5,000,000	11/27/12
Convertible	4.13	5,000,000	0	0	05/07/18
		$ 43,236,000		$ 35,943,900	

(1) Total amount available under this line is $ 11,764,00 at December 31, 2003.

Total maximum borrowing capacity from Federal Home Loan Bank at December 31, 2003 was $ 136,241,000. Collateral for borrowings consists of certain securities and the Corporation's 1-4 family mortgage loans totaling approximately $ 136 million at December 31, 2003.

NOTE 14. INCOME TAXES

The components of federal income tax expense are summarized as follows:

	2003	2002	2001
	(000 omitted)		
Current year provision:			
Federal	$ 1,535	$ 1,604	$ 1,378
State	294	151	147
Deferred income taxes (benefit)	(8)	8	111
	$ 1,821	$ 1,763	$ 1,636

Federal income taxes were computed after reducing pretax accounting income for non-taxable income in the amount of $ 1,810,195, $ 1,741,545, and $ 1,321,372 for 2003, 2002, and 2001, respectively.

A reconciliation of the effective applicable income tax rate to the federal statutory rate is as follows:

	2003	2002	2001
Federal income tax rate	34.0%	34.0%	34.0%
Increase resulting from:			
State taxes, net of federal tax benefit	4.2	2.3	2.6
Reduction resulting from:			
Nontaxable interest income	11.3	9.7	7.6
Effective income tax rate	26.9%	26.6%	29.0%

Deferred tax assets have been provided for deductible temporary differences related to the allowance for loan loss, deferred compensation, and interest on nonaccrual loans. Deferred tax liabilities have been provided for taxable temporary differences related to depreciation and unrealized gains on securities available for sale. The net deferred taxes included in the accompanying balance sheets at December 31 are as follows:

	2003	2002
Deferred Tax Assets		
Bad debts	$ 483	$ 404
Deferred compensation	266	276
Non-accrual loan income	4	27
	$ 753	$ 707
Deferred Tax Liabilities		
Depreciation	($ 50)	(13)
Unrealized gain on investment securities	(3,977)	(1,498)
	(4,027)	(1,511)
Net deferred tax (liability)	($ 3,274)	($ 804)

The company has not recorded a valuation allowance for the deferred tax assets as management feels that it is more likely than not that they will be ultimately realized.

NOTE 15. TOWER BANCORP INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

The following are the condensed balance sheets, statements of income, and statements of cash flows for the parent company:

Balance Sheets
December 31

	2003	2002
	(000 omitted)	
Assets		
Cash	$ 3	$ 6
Securities available for sale	27,653	16,754
Investment in The First National Bank of Greencastle	24,333	23,252
Total assets	$ 51,989	$ 40,012
Liabilities		
Other liabilities	$ 5,416	$ 2,146
Notes payable – subsidiary	2,200	2,200
Notes payable – other	3,935,	2,800
Total liabilities	11,551	7,146
Stockholders' Equity		
Common stock, no par value; authorized 5,000,000 shares, issued 1,780,100 shares	2,225	2,225
Additional paid-in capital	6,763	6,713
Retained earnings	25,765	22,999
Accumulated other comprehensive income	7,006	2,195
	41,759	34,132
Less: Cost of Treasury stock, 45,595 shares – 2003; 47,290 shares – 2002	(1,321)	(1,266)
Total stockholders' equity	40,438	32,866
Total liabilities and stockholders' equity	$ 51,989	$ 40,012

Statements of Income
Years Ended December 31

	2003	2002	2001
	(000 omitted)		
Income			
Dividends	$ 409	$ 334	$ 305
Net gain on sale of securities	3,130	1,720	1,756
Cash dividends from wholly-owned subsidiary	2,149	1,147	1,965
Miscellaneous	0	0	19
	5,688	3,201	4,045
Expenses			
Interest	197	185	193
Taxes	1,057	573	478
Postage and printing	39	36	33
Management fees	102	102	102
Professional fees	286	152	212
Other expenses	36	0	9
	1,717	1,048	1027
Income before equity in undistributed income	3,971	2,153	3,018
Equity in undistributed income of subsidiary	980	2,700	983
Net Income	$ 4,951	$ 4,853	$ 4,001

Statements of Cash Flows
Years Ended December 31

	2003	2002	2001
	(000 omitted)		
Cash flows from operating activities:			
Net income	$ 4,951	$ 4,853	$ 4,001
Adjustments to reconcile net income to cash provided by operating activities:			
Net gain on sale of investment securities	(3,130)	(1,720)	(1,756)
Equity in undistributed income of subsidiary	(980)	(2,700)	(983)
Increase in accrued expenses	808	304	(965)
Net cash provided by operating activities	1,649	737	297
Cash flows from investing activities:			
Purchase of investment securities	(6,644)	(6,145)	(2,769)
Sales of investment securities	6,011	5,416	4,154
Net cash provided (used) by investing activities	(633)	(729)	1,385
Cash flows from financing activities:			
Purchase of treasury stock	(513)	(545)	(423)
Proceeds from sale of treasury stock	508	167	200
Dividends paid	(2,149)	(1,147)	(1,965)
Net proceeds (payments) on/from borrowing	1,135	1,521	508
Net cash (used) by financing activities	(1,019)	(4)	(1,680)
Net increase (decrease) in cash	(3)	4	2
Cash, beginning	6	2	0
Cash, ending	$ 3	$ 6	$ 2

NOTE 16. COMPENSATING BALANCE ARRANGEMENTS

Included in cash and due from banks are required deposit balances at the Federal Reserve of $ 615,000 at December 31, 2003 and 2002 and required deposit balances at Equifax of $ 39,391 and $ 36,641 at December 31, 2003 and 2002, respectively. These are maintained to cover processing costs and service charges.

NOTE 17. CONCENTRATION OF CREDIT RISK

The Corporation grants agribusiness, commercial and residential loans to customers throughout the Cumberland Valley area. The Corporation maintains a diversified loan portfolio and evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon the extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but generally includes equipment and real estate.

The Corporation maintains deposit balances at several correspondent banks, which provide check collection and item processing services to the bank. The balances with these correspondent banks, at times, exceed federally insured limits, which management considers to be a normal business risk.

NOTE 18. COMMITMENTS AND CONTINGENCIES

The Corporation leases its facilities in Mercersburg under a noncancellable operating lease that expires in 2006. Total rent expense charged to operations was $ 22,200 for 2003, 2002, and 2001.

The Corporation leases its facilities in Chambersburg under a noncancellable lease that expires in September 2007, with a year-to-year basis thereafter. Total rent expense charged to operations was $ 10,800, $ 9,600, and $ 3,200 for 2003, 2002, and 2001, respectively.

The Corporation also leases a site for an Automatic Teller Machine under a noncancellable operating lease that expires in 2013 with the right to negotiate an extended lease of two additional five year terms. Total rent expense charged to operations was $ 10,200 for 2003 and $ 9,000 for 2002 and 2001. The lease rental for the second five years of the initial term is subject to negotiation.

Following is a schedule, by years, of future minimum rentals under the lease agreements as of December 31, 2003:

Year Ending	
2004	46,200
2005	42,600
2006	42,600
2007	17,200
2008	3,600
	$ 152,200

The Corporation is a defendant in a lawsuit that involves allegations that the Bank improperly deposited and cashed a check. Management believes it has a valid defense against this allegation. However, it is possible that the suit could result in an unfavorable outcome and management has accrued a $ 90,000 liability for this contingency.

NOTE 19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Corporation's financial instruments were as follows at December 31:

	--- 2003 ---		--- 2002 ---	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and due from banks	$ 8,929	$ 8,929	$ 8,943	$ 8,943
Interest bearing deposits with banks	675	675	1,644	1,644
Securities available for sale	63,076	63,076	50,838	50,838
Loans receivable	214,067	214,048	187,537	189,121
Accrued interest receivable	962	962	1,013	1,013
Other bank stock	3,219	3,219	3,162	3,162
FINANCIAL LIABILITIES				
Time certificates	72,069	72,988	70,074	70,877
Other deposits	134,896	134,896	117,483	117,483
Other borrowed funds	47,373	47,314	39,052	39,233
Accrued interest payable	204	204	287	287

NOTE 20. REGULATORY MATTERS

Dividends paid by Tower Bancorp Inc. are generally provided from the subsidiary bank's dividends to Tower. The Federal Reserve Board, which regulates bank holding companies, establishes guidelines which indicate that cash dividends should be covered by current year earnings and the debt to equity ratio of the holding company must be below thirty percent. The Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus retained earnings (as defined) from the prior two years. Dividends that the Bank could declare without approval of the Comptroller of the Currency, amounted to approximately $ 6,777,799 and $ 7,381,375 for 2003 and 2002, respectively.

The Corporation is also subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the corporation's financial statements. Under capital adequacy guidelines, the corporation is required to maintain minimum capital ratios. The "leverage ratio", compares capital to adjusted total balance sheet assets while risk-based ratios compare capital to risk-weighted assets and off-balance sheet activity in order to make capital levels more sensitive to risk profiles of individual banks. A comparison of Tower Bancorp's capital ratios to regulatory minimums at December 31 is as follows:

	Tower Bancorp		Regulatory Min.
	2003	2002	Requirements
Leverage ratio	11.74%	11.72%	4%
Risk-based capital ratio			
Tier I (core capital)	17.03%	17.48%	4%
Combined Tier I and Tier II (core capital plus allowance for loan losses)	20.06%	18.95%	8%

As of December 31, 2003 the most recent notification from the Office of the Comptroller of the Currency categorized the financial institution as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the financial institution's category.

SELECTED FIVE-YEAR FINANCIAL DATA

	2003	2002	2001	2000	1999
INCOME			(000 OMITTED)		
Interest income	$ 14,434	$ 15,857	$ 16,510	$ 15,523	$ 13,648
Interest expense	4,267	5,252	6,988	7,295	6,079
Provision for loan losses	360	310	120	0	0
Net interest income after provision for loan losses	9,807	10,295	9,402	8,228	7,569
Other operating income	4,441	2,980	2,937	3,615	2,822
Other operating expenses	7,476	6,659	6,702	6,261	5,941
Income before income taxes	6,772	6,616	5,637	5,582	4,450
Applicable income tax	1,821	1,763	1,636	1,489	1,247
Net income	**$ 4,951**	**$ 4,853**	**$ 4,001**	**$ 4,093**	**$ 3,203**

Per share amounts are based on the following weighted average shares outstanding.

2003 - 1,733,477 | 2001 - 1,745,847 | 1999 - 1,763,548
2002 - 1,737,298 | 2000 - 1,761,699

Net income	$ 2.86	$ 2.79	$ 2.29	$ 2.32	$ 1.82
Cash dividend paid	1.26	.84	1.12	.56	.97
Book value	23.33	18.92	16.33	15.14	12.56

	2003	2002	2001	2000	1999
YEAR-END BALANCE SHEET FIGURES			(000 OMITTED)		
Total assets	$ 300,738	$ 262,589	$ 245,574	$ 224,512	$ 206,874
Net loans	212,203	185,905	166,100	145,984	130,041
Total investment securities	66,295	54,000	59,005	60,022	55,846
Deposits – noninterest bearing	18,412	13,297	13,328	16,359	13,746
Deposits – interest bearing	188,553	174,260	164,271	160,638	145,978
Total deposits	206,965	187,557	177,599	176,997	159,724
Total stockholders' equity	40,438	32,866	28,518	26,676	22,136
Ratios					
Average equity/average assets	13.01	12.10	11.96	10.96	11.42
Return on average equity	14.46	15.81	14.40	17.17	14.09
Return on average assets	1.80	1.91	1.72	1.88	1.63

SUMMARY OF QUARTERLY FINANCIAL DATA

The unaudited quarterly results of operations for the years ended December 31, 2003 and 2002 are as follows:

	2003 Quarter Ended				2002 Quarter Ended			
($ 000 omitted except per share)	**Mar. 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Mar. 31**	**June 30**	**Sept. 30**	**Dec. 31**
Interest income	$ 3,670	$ 3,663	$ 3,604	$ 3,497	$ 4,113	$ 4,008	$ 3,971	$ 3,765
Interest expense	1,111	1,103	1,060	993	1,444	1,399	1,313	1,096
Net interest income	**2,559**	**2,560**	**2,544**	**2,504**	**2,669**	**2,609**	**2,658**	**2,669**
Provision for loan losses	90	90	90	90	60	70	90	90
Net interest income after provision for loan losses	**2,469**	**2,470**	**2,454**	**2,414**	**2,609**	**2,539**	**2,568**	**2,579**
Other income	1,365	1,063	1,114	899	1,212	799	720	249
Other expenses	1,896	1,994	1,962	1,624	1,820	1,774	1,739	1,326
Operating income before income taxes	**1,938**	**1,539**	**1,606**	**1,689**	**2,001**	**1,564**	**1,549**	**1,502**
Applicable income taxes	532	419	438	432	553	420	409	381
Net income	**$ 1,406**	**$ 1,120**	**$ 1,168**	**$ 1,257**	**$ 1,448**	**$ 1,144**	**$ 1,140**	**$ 1,121**
Net income applicable to common stock								
Per share data: Net income	$ .81	$ .65	$ .67	$ .73	$ .83	$ .66	$ .66	$ .64

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY

Interest Rates and Interest Differential Tax Equivalent Yields

Years Ended December 31

	AVERAGE BALANCE	INTEREST	RATE	AVERAGE BALANCE	INTEREST	RATE	AVERAGE BALANCE	INTEREST	RATE
	2003			2002			2001		
	(000 OMITTED)			(000 OMITTED)			(000 OMITTED)		
ASSETS									
Investment Securities:									
Taxable interest income	$ 34,041	$ 1,091	3.20%	$ 30,551	$ 1,352	4.40%	$ 35,732	$ 1,852	5.20%
Nontaxable interest income	20,559	1,117	5.40%	21,222	1,153	5.40%	20,060	1,034	5.20%
Total investment securities	54,600	2,208	4.00%	51,773	2,505	4.84%	55,792	2,886	5.17%
Loans (net of unearned discounts)	198,599	12,157	6.10%	183,805	13,207	7.20%	158,570	13,380	8.40%
Other short-term investments	4,428	69	1.60%	5,666	145	2.60%	7,198	244	3.45%
Total interest earning assets	257,627	$ 14,434	5.60%	241,244	$ 15,857	6.60%	221,560	$ 16,510	7.50%
Allowance for loan losses	(1,722)			(1,606)			(1,581)		
Cash and due from banks	6,869			8,511			6,598		
Bank premises and equipment	4,126			3,416			3,020		
Other assets	8,072			2,517			2,683		
Total assets	**$274,972**			**$ 254,082**			**$ 232,280**		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing demand deposits	$ 84,107	$ 539	0.60%	$ 76,373	$ 932	1.20%	$ 63,422	$ 1,254	2.00%
Savings deposits	25,702	110	0.40%	22,792	200	0.90%	24,828	541	2.20%
Time deposits	72,307	1,993	2.80%	71,631	2,665	3.70%	77,054	4,044	5.20%
Short-term borrowings	40,252	1,625	4.00%	41,487	1,455	3.50%	24,990	1,149	4.60%
Total interest bearing liabilities	222,368	$ 4,267	1.90%	212,283	$ 5,252	2.50%	190,294	$ 6,988	3.70%
Demand deposits	15,144			12,470			12,840		
Other liabilities	3,216			1,367			1,365		
Total liabilities	240,728			223,390			204,499		
Stockholders' equity	34,244			30,692			27,781		
Total liabilities & stockholders' equity	**$274,972**			**$254,082**			**$ 232,280**		
Net interest income/net yield on average earning assets		**$10,167**	**3.90%**		**$10,605**	**4.40%**		**$ 9,522**	**4.30%**

CHANGES IN NET INTEREST INCOME
TAX EQUIVALENT YIELDS

	2003 VERSUS 2002 INCREASE (DECREASE) DUE TO CHANGE IN		
	Average Volume	Average Rate (000 OMITTED)	Total Increase (Decrease)
Interest Income			
Loans (net of unearned discounts)	$ 1,065	($2,115)	($ 1,050)
Taxable investment securities	154	(415)	(261)
Nontaxable investment securities	(36)	0	(36)
Other short-term investments	(32)	(44)	(76)
Total interest income	**1,151**	**(2,574)**	**(1,423)**
Interest Expense			
Interest bearing demand	93	(486)	(393)
Savings deposits	26	(116)	(90)
Time deposits	25	(697)	(672)
Other short-term borrowings	(43)	213	170
Total interest expense	**101**	**(1,086)**	**(985)**
Net interest income			**($ 438)**

	2002 VERSUS 2001 INCREASE (DECREASE) DUE TO CHANGE IN		
	Average Volume	Average Rate (000 OMITTED)	Total Increase (Decrease)
Interest Income			
Loans (net of unearned discounts)	$ 2,120	($2,293)	($ 173)
Taxable investment securities	(544)	44	(500)
Nontaxable investment securities	60	59	119
Other short-term investments	(3)	(96)	(99)
Total interest income	**1,633**	**(2,286)**	**(653)**
Interest Expense			
Interest bearing demand	259	(581)	(322)
Savings deposits	(45)	(296)	(341)
Time deposits	(282)	(1,097)	(1,379)
Other short-term borrowings	759	(453)	306
Total interest expense	**691**	**(2,427)**	**(1,736)**
Net interest income			**$ 1,083**

Changes which are attributed in part to volume and in part to rate are allocated in proportion to their relationships to the amounts of changes.

MATURITIES OF INVESTMENT SECURITIES
December 31, 2003

The following table shows the maturities of investment securities at amortized cost as of December 31, 2003, and weighted average yields of such securities. Yields are shown on a taxable equivalent basis, assuming a 34% federal income tax rate.

	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
			(000 OMITTED)		
BONDS:					
U.S. Government agencies/mortgage-backed securities					
Book value	$ 406	$ 2,583	$ 4,965	$ 645	$ 8,599
Yield	4.48%	4.05%	4.76%	5.01%	4.42%
State and municipal					
Book value	$ 0	$ 1,409	$ 4,388	$ 15,475	$ 21,272
Yield	0.00%	5.81%	7.03%	7.44%	7.25%
Other					
Book value	$ 203	$ 2,516	$ 0	$ 1,440	$ 4,159
Yield	5.60%	5.91%	0.00%	1.91%	4.51%
Total book value	$ 609	$ 6,508	$ 9,353	$ 17,560	$ 34,030
Yield	4.85%	5.15%	5.83%	6.90%	6.20%
EQUITY SECURITIES:					
Total Equity Securities					$ 18,430
Yield					2.47%
Total Investment Securities					$ 52,460
Yield					4.89%

The following discussion and analysis should be read in conjunction with the selected supplementary financial information presented in this report.

OPERATING RESULTS

The results of operations and financial condition are explained through an analysis of fluctuations in net interest income and other noninterest income and expense items.

Net interest income is the difference between total interest income and total interest expense. Interest income is generated through earning assets which include loans, deposits with other banks and investments. The amount of interest income is dependent on many factors including the volume of earning assets, the level of and changes in interest rates, and volumes of nonperforming loans. The cost of funds varies with the volume of funds necessary to support earning assets, the rates paid to maintain deposits, rates paid on borrowed funds and the level of interest-free deposits.

Net income was $ 4,951,000 in 2003 compared to $ 4,853,000 in 2002 and $ 4,001,000 in 2001. Net income on an adjusted per share basis for 2003 was $ 2.86, up $ .07 from $ 2.79, realized during 2002.

Total interest income decreased $ 1,423,000 from 2002 to 2003 and $ 653,000 from 2001 to 2002. Decreases in 2003 and 2002 were due to reductions in rates. Average loans outstanding in 2003 increased 8.0% over 2002. However, the continuing decline in rates resulted in a 8.0% decrease in interest income from loans in 2003 as compared to a 1.3% decrease realized in 2002. Earnings on investments (excluding gains from sales) decreased 14.0% in 2003 compared to a 15.3% decrease in 2002. This decrease was primarily the result of decreased average rates of investment securities which dropped to 3.86% in 2003 from 4.6% in 2002. Total average earning assets increased 6.8% in 2003 compared to 8.9% in 2002. Increases in earning assets during 2003 and 2002 were proportionately higher in loans, which typically produce higher yields than investments.

Interest from loans accounted for 84% of total interest income for 2003, as compared to 83% and 81% for 2002 and 2001, respectively. Interest and dividends on investments amounted to $ 2,277,000 or 16.0% of interest income for 2003, as compared to $ 2,650,000 or 17% in 2002 and $ 3,130,000 or 19% in 2001.

Total interest expense was $ 4,267,000 for 2003, a decrease of $ 985,000 over the $ 5,252,000 for 2002. The increase in total average interest bearing deposits was 6.6% in 2003 compared to 3.3% in 2002. Overall growth was moderate during 2003 and 2002 with interest bearing demand deposits increasing 10.1% and time deposits and savings increasing 1.0% and 12.8%, respectively. Although overall growth was moderate during 2003, rates decreased 60 basis points which caused a decrease in interest expense on deposits of 30.4%. There were some significant changes in the level of borrowed funds resulting in an overall increase in interest expense on borrowed funds by 11.7%. This change in volume along with the decreased level of rates paid for deposits and on borrowed funds was offset somewhat by increases in average volumes in earning assets. The decrease in rates on earning assets caused the overall net interest margin to decrease by 50 basis points for 2003 compared to 2002.

The Corporation's net charge-offs have been lower than peer group performance for the past five years. Net charge-offs were $ 128,000, $ 255,000, and $ 129,000 for 2003, 2002, and 2001, respectively. Previous years' net recoveries, as well as an improving loan portfolio, have allowed the bank to have a current year provision of $ 360,000, $ 310,000, and $ 120,000 for 2003, 2002, and 2001, respectively. The provisions were based on management's evaluation of the adequacy of the reserve balance and represent amounts considered necessary to maintain the reserve at the appropriate level based on the quality of the loan portfolio and other economic conditions.

Management has significantly expanded its detailed review of the loan portfolio, which is performed quarterly, in an effort to identify and act more readily on loans with deteriorating trends. As a result, nonaccrual loans have decreased and were less than 1% of total loans over the past several years.

Management is not aware of any problem loans that are indicative of trends, events, or uncertainties that would significantly impact future operations, liquidity or capital. Management also recognizes the need to maintain an adequate reserve to meet the constant risks associated with a growing loan portfolio and an expanding customer base and intends to continue to maintain the reserve at appropriate levels based on ongoing evaluations of the loan portfolio.

Other income represents service charges on deposit accounts, commissions and fees received for the sale of travelers' checks, money orders and savings bonds, fees for trust services, fees for investment services, securities gains and losses and other income, such as safe deposit box rents. Other income increased $ 1,461,000 or 49.0% for 2003 over 2002, and increased $ 43,000 or 1.5% for 2002 over 2001. The increase in 2003 was due to income derived from increases in service fees charged and increased gains on investment security sales.

The noninterest expenses are classified into four main categories: salaries and employee benefits; occupancy expenses, which include depreciation, maintenance, utilities, taxes and insurance; equipment expenses, which include depreciation, rents and maintenance; and other operating expenses, which include all other expenses incurred in operating the Corporation.

Personnel related expenses increased $ 343,000 or 9.6% in 2003 over 2002, compared to an increase of $ 347,000 or 10.8% in 2002 over 2001. Occupancy and equipment expense increased by 1.2% from 2003 to 2002 compared to a decrease of 3.2% from 2002 to 2001. Management expected noninterest expenses to increase in 2003 and 2002 with the opening of their new branches and they expect noninterest expense to continue increasing as their plans to expand take place. Total noninterest expenses increased 12.3% in 2003, compared to a decrease of .6% in 2002.

Applicable income taxes changed between 2001, 2002, and 2003 as a result of changes in pre-tax accounting income and taxable income. As described in Note 1 of the Notes to Consolidated Financial Statements, deferred income taxes have been provided for timing differences in the recognition of certain expenses between financial reporting and tax purposes. Deferred income taxes have been provided at prevailing tax rates for such items as depreciation, provision for loan losses, deferred compensation, interest income on nonaccrual loans and unrealized gains and losses on investment securities available for sale as accounted for under SFAS 115. The marginal tax rate at which deferred taxes were provided during 2003 and 2002 is 34%. At December 31, 2003 and 2002, deferred taxes amounted to ($ 3,247,000) and ($ 804,000), respectively. This increase is due mainly to a change in the estimate of unrealized gains and losses on investment securities since information pertaining to market values of stocks traded in the over-the-counter market is now more readily available than it had been in the past. If all timing differences reversed in 2003, the actual income taxes saved by the recognition of the aforementioned expenses would not be significantly different from the deferred income taxes recognized for financial reporting purposes.

The current level of nontaxable investment and loan income is such that the Corporation is not affected by the alternative minimum tax rules.

CRITICAL ACCOUNTING POLICIES

The Bank policy related to the allowance for loan losses is considered to be a critical accounting policy because the allowance for loan losses represents a particularly sensitive accounting estimate. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the loan portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay.

FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Financial Accounting Standards Board Statement 150 - *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,* was issued May of 2003 and is effective for financial instruments entered into or modified after May 31, 2003. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Provisions of this statement are consistent with the Board's proposal to revise the definition of liabilities to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. Management does not expect there to be a significant impact from this statement since the Corporation currently does not have any obligations requiring settlement by the issuance of its own shares of stock.

In December 2003, the Financial Accounting Standards Board released Financial Interpretation No. 46, *Consolidation of Variable Interest Entities.* This Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities, which have one or more of the following characteristics:

1. The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders.
2. The equity investors lack one or more of the following essential characteristics of a controlling financial interest:
   a. The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights;
   b. The obligation to absorb the expected losses of the entity;
   c. The right to receive the expected residual returns of the entity.
3. The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

Management does not expect this interpretation to have a significant impact since the Corporation does not have any investment in any entity with the aforementioned characteristics.

Financial Accounting Standards Board (FASB) Statement 148, *Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB 123,* amends FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of Statement 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, *Interim Financial Reporting*, to require disclosure about those effects in interim financial information. Management does not expect there to be a significant impact from this statement, since they have elected not to expense options under the fair value based method.

LIQUIDITY RISK MANAGEMENT

Liquidity and interest rate sensitivity are related but distinctly different from one another.

Liquidity involves the Corporation's ability to meet cash withdrawal needs of customers and their credit needs in the form of loans. Liquidity is provided by cash on hand and transaction balances held at correspondent banks. Liquidity available to meet credit demands and/or adverse deposit flows is also made available from sales or maturities of short-term assets. Additional sources providing funds to meet credit needs is provided by access to the marketplace to obtain interest-bearing deposits and other borrowings. At December 31, 2003, the Corporation had off-balance sheet liabilities in the form of commitments to extend credit and letters of credit in the amount of $ 26,589,213. The Corporation also has available additional borrowing capacity of up to $ 94,870,000.

Interest Rate Sensitivity Analysis

A number of measures are used to monitor and manage interest rate risk including income simulation and interest sensitivity (gap) analysis. An income simulation model is used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment, repricing and maturity of loan related assets; deposit sensitivity; market conditions and changes in other financial instruments. The Corporation's policy objective is to limit the change in annual earnings to 20% of net interest income. At December 31, 2003, based on the results of the simulation model, the Corporation would expect a change in net interest income of $ 249,844 over a 12-month period if interest rates increased from current rates by 300 basis points. If interest rates decreased from current rates by 100 basis points the Corporation would expect a change in the net interest income of $ 57,253 over a 12-month period.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest-earning assets maturing or repricing exceeds the amount of interest-bearing liabilities maturing or repricing within the same period. A gap is considered negative when the amount of interest-bearing liabilities maturing or repricing exceeds the amount of interest-earning assets maturing or repricing within the same period.

Accordingly, in a rising interest rate environment, an institution with a positive gap would be in a better position to invest in higher yielding assets which would result in the yield on its assets increasing at a pace closer to the cost of its interest-bearing liabilities, than would be the case if it had a negative gap. During a period of falling interest rates, an institution with a positive gap would tend to have its assets repricing at a faster rate than one with a negative gap, which would tend to restrain the growth of its net interest income.

The Corporation closely monitors its interest rate risk as such risk relates to its operational strategies. The Corporation's Board of Directors has established an Asset/Liability Committee responsible for reviewing its asset/liability policies and interest rate risk position, which generally meets quarterly and reports to the Board on interest rate risk and trends on a quarterly basis.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2003 which are anticipated by the Corporation, based upon certain assumptions described below, to reprice or mature in each of the future time periods shown. Adjustable-rate assets and liabilities are included in the table in the period in which their interest rates can next be adjusted.

Money market, NOW and savings accounts have been included in rate sensitive liabilities of "Zero - 90 days" due to these funds being subject to immediate withdrawal.

	Due 0-90 Days	Due 91-360 Days	Due After 1 Year	Total
	(000 omitted)			
Rate sensitive assets				
Interest bearing deposits with banks and investment securities	$ 2,500	$ 4,507	$ 27,698	$ 34,705
Real estate, commercial and consumer loans	44,035	69,413	102,307	215,755
	$ 46,535	$73,920	$130,005	$250,460
Rate sensitive liabilities				
Certificates of deposit over $ 100,000	$ 1,991	$ 5,072	$ 7,549	$ 14,612
Other certificates of deposit	7,397	17,756	31,030	56,183
Money market deposit accounts	40,076	0	0	40,076
NOW accounts and other savings deposits	76,408	0	0	76,408
Federal funds and other liabilities	17,373	0	30,000	47,373
	$143,245	$22,828	$ 68,579	$234,652
Cumulative interest sensitive GAP/total assets from financial statements	(96,710)	(45,618)	15,808	15,808
Cumulative interest sensitive GAP ratio	(32.16%)	(15.17%)	5.26%	5.26%

MARKET RISK MANAGEMENT

The Corporation has risk management policies to monitor and limit exposure to market risk, and strives to take advantage of profit opportunities available in interest rate movements.

Management continuously monitors liquidity and interest rate risk through its ALCO reporting, and reprices products in order to maintain desired net interest margins. Management expects to continue to direct its marketing efforts toward attracting more low cost retail deposits while competitively pricing its time deposits in order to maintain favorable interest spreads, while minimizing structural interest rate risk.

The following table sets forth the projected maturities and average rates for all rate sensitive assets and liabilities based on the following assumptions. All fixed and variable rate loans were based on original maturity of the note since the Corporation has not experienced a significant rewriting of loans. Investments are based on maturity date. The Corporation has historically experienced very little deposit runoff and has in fact had net gains in deposits over the past fifteen years. Based on this experience, it was estimated that maximum runoff of noninterest bearing checking would be 33% and for all other deposits except time deposits, which would be 10%. Time deposits are classified by original maturity date.

(In Thousands)	Principal/Notional Amount Maturing In:							Fair
Rate sensitive assets	2004	2005	2006	2007	2008	Thereafter	Total	Value
Fixed interest rate loans	19,690	11,819	8,883	7,693	7,089	53,656	108,830	108,811
Average interest rate	6.08	7.07	6.55	6.27	6.19	5.81	6.11	
Variable interest rate loans	15,844	4,263	4,312	4,548	4,494	71,776	105,237	105,237
Average interest rate	4.87	4.02	4.01	4.06	4.03	4.25	4.30	
Fixed interest rate securities	1,731	2,801	4,263	1,506	2,425	23,372	36,098	39,317
Average interest rate	5.47	5.55	4.55	5.65	4.20	5.01	4.99	
Noninterest bearing checking	3,069	920	920	920	308	12,275	18,412	18,412
Savings and interest bearing checking	3,495	2,330	2,330	2,330	1,165	104,834	116,484	116,484
Average interest rates	.41	.41	.41	.41	.41	.41	.41	
Time deposits	31,656	17,739	10,193	4,348	8,133	0	72,069	72,988
Average interest rates	1.77	2.78	2.65	3.94	3.05	0	2.40	
Fixed interest rate borrowings	0	0	0	0	15,000	15,000	30,000	29,941
Variable interest rate borrowings	17,373	0	0	0	0	0	17,373	17,373
Borrowings average interest rate	1.69	0	0	0	5.01	4.46	4.74	

CAPITAL FUNDS

Internal capital generation has been the primary method utilized by Tower Bancorp Inc. to increase its capital. Stockholders' equity, which exceeded $ 40.4 million at December 31, 2003 has steadily increased. Regulatory authorities have established capital guidelines in the form of the "leverage ratio" and "risk-based capital ratios." The leverage ratio compares capital to total balance sheet assets, while the risk-based ratios compare capital to risk-weighted assets and off-balance-sheet activity in order to make capital levels more sensitive to risk profiles of individual banks. A comparison of Tower Bancorp's capital ratios to regulatory minimums at December 31 is as follows:

	Tower Bancorp 2003	Tower Bancorp 2002	Regulatory Minimum Requirements
Leverage ratio	11.74%	11.72%	4%
Risk-based capital ratio Tier I (core capital)	17.03%	17.48%	4%
Combined Tier I and Tier II (core capital plus allowance for loan losses)	20.06%	18.95%	8%

Tower Bancorp, Inc. has traditionally been well above required levels and expects equity capital to continue to exceed regulatory guidelines. Certain ratios are useful in measuring the ability of a company to generate capital internally.

The following chart indicates the growth in equity capital for the past three years.

	2003	2002	2001
Equity capital at December 31 ($ 000 omitted)	$ 40,438	$ 32,866	$ 28,518
Equity capital as a percent of assets at December 31	13.45%	12.52%	11.61%
Return on average assets	1.80%	1.91%	1.72%
Return on average equity	14.46%	15.81%	14.40%
Cash dividend payout ratio	44.13%	30.04%	49.11%

STOCK MARKET ANALYSIS AND DIVIDENDS

The Corporation's common stock is traded in the over-the-counter market. As of December 31, 2003 the approximate number of shareholders of record was 1,045.

2003	Market Price	Cash Dividend
First Quarter	$ 29.50 – 34.90	$ .68
Second Quarter	33.80 – 36.50	.18
Third Quarter	35.10 – 36.50	.20
Fourth Quarter	35.40 – 40.00	.20
2002	**Market Price**	**Cash Dividend**
First Quarter	$ 23.50 – 25.20	$ .32
Second Quarter	24.30 – 26.25	.16
Third Quarter	25.75 – 27.25	.18
Fourth Quarter	26.10 – 30.00	.18

TRANSFER AGENTS AND REGISTRARS

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
Investor Relations
(800) 368-5948

AUDITORS

Smith Elliott Kearns & Company, LLC
804 Wayne Avenue
Chambersburg, PA 17201
(717) 263-3910
FAX (717) 263-1787

MARKET MAKERS

Ferris, Baker Watts, Inc.
113 South Potomac Street
Hagerstown, MD 21740
(800) 344-4413
FAX (301) 791-5763

Hill Thompson Securities
15 Exchange Place
Jersey City, NJ 07302
(800) 879-9842
FAX (212) 233-2206

Boenning & Scattergood, Inc.
4 Tower Bridge - Suite 300
200 Barr Harbor Drive
West Conshohocken, PA 19428
(800) 842-8928
FAX (610) 862-0300

Monroe Securities
47 State Street
Rochester, NY 14614
(716) 546-1520
FAX (716) 263-4305

Koonce Securities, Inc.
6550 Rock Spring Drive, Suite 600
Bethesda, MD 20817
(800) 368-2806
FAX (301) 897-9794

Ryan, Beck & Co.
220 S. Orange Avenue
Livingston, NJ 07039
(800) 342-2325
FAX (973) 597-6020

Tower Bancorp, Inc. stock is traded and quoted under the symbol TOBC.

A copy of the Corporation's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished upon written request addressed to:

Mr. Franklin T. Klink,CFO
Tower Bancorp Inc.
P.O. Box 8, Center Square
Greencastle, PA 17225

Officers of the Bank

Jeff B. Shank, *President/CEO*
John H. McDowell, Sr., *EVP/COO*
Franklin T. Klink, III, *SVP/CFO*
Donald G. Kunkle, *SVP/Credit Admn. Mgr.*
Terry Barbuzanes, *Loan Officer*
H. Wayne Bartholow, *Compliance Officer*
Duane E. Bock, *Loan Officer*
Cheryl Gehr, *Electronic Banking Manager*
Pamela Johns, *Data Operations Manager*
R. Jeffrey Nicklas, *Loan Officer*
Julie M. Tarquino, *Marketing Manager*
Diana L. Traver, *Human Resource Manager*
Chad E. Zarger, *Security Officer*
Todd Wolff, *Loan Officer*

Business Development

Tracy Burger, *Business Development Officer*
Carl Galligan, *Business Development Officer*

Bank Staff -

Greencastle Office

Kathy Fittro, *Greencastle Office Manager*
Larry Angle
Kelly Appleby
Darlene Bakner
Carol Barnes
Elaine Bowders
Carol Bowers
Carol Christophel
Karen Creek
Linda Eiker
Cheryl Fry
Denise Garnes
Cheryl Gordon
Emily Grimes
Tracy Helfrick
Kelli Hampton
Stacy Shields
Alma Hoffman
Sara Hollinshead
Dale Hostetter
Annabelle Johnson
Erin Johnson
Betty Kephart
Gloria Kimmel
Renita Lehigh
Pamela Martin
Sandy Martin
Sarah Martin
Barbara Mathers
Lori McCalom
Spreng McIntire
Ivan Miller
Jennifer Murray
Edith Myers
Kim Myers
Greg Oberholzer
Beverly Parsons
Sam Phillips
Pamela Pond
Barbara Rendel
Nancy Rice
Carol Rockwell
Cathy Rosenberry
Susan Rotondo
Shanda Sarver
Rosalind Simonetti
Dianne Smith
April Snyder
Sherry Spangler
Orea Stoops
Lori Walters
Tammy Weller
Michele Wolff
Lucille Yoder
Pauline Yohn

Fifth Avenue Office

Linda Z. Provard, *Branch Administrator*
Paulette Thomas
Lianne Garner

Laurich Estates Office

Steve Cramer, *Office Manager*
Florine Chilcote, *CSS*
Jennifer Coons
Tammy Kelly

Lincoln Way East Office

Deb Scalia, *Office Manager*
Deborah Burkholder, *CSS*
Colin Swain

Maugans Avenue Office

Laura C. Lowry, *Office Manager*
Linda S. Warren, *Loan Officer*
Karen Wilson, *CSS*
Tania Chilcote

Mercersburg Office

Kelly Blubaugh, *Office Manager*
Lori Gearhart-Kolinski, *CSS*
Brenda Carbaugh
Dorothy Martin
Pennie Mills
Stacy Seville
Ron Burhanan

Quincy Office

Carol Smetzer, *Office Manager*
Margaret Moore, *CSS*
Annette Benedict
Susan McFerren
Kelly Welsh

Shady Grove Office

Kim Shockey, *Office Manager*
Laura Gress, *CSS*
Melissa Reed
Linda Stoops

Waynesboro Office

Kim Shockey, *Office Manager*
Vicki Fahrney, *Loan Officer*
Brandy Huff
Andrea Morrow
Carole Prohaska
Carol Swart
Donna Wagaman

BOARD OF ASSOCIATES

Nelson Elliott, *Advisor*
Howard Stouffer, *Advisor*
Scott A. Palmer, *Chairperson*
Carl E. Amsley
S. Evon Barvinchack, D.C.
Donald Coldsmith
Charles Eckstine
Barry Elliott
Bob Evans
Ivan Fortney, Jr.
Grant Gayman
Garon Gembe
Richard C. Grosh
Carol P. Hartman
Marvin D. Hissong
C. Gregory Hoover
Carolyn D. Horst
Gregory L. Kiersz
Betty J. Lehman
H. David Logan III
Lynn Y. MacBride
Paul L. McClain
Waldo B. Marshall
Ralph C. Michael
Marvin Miller
Laurie A. Myers
Marie T. Myers
Fred L. Oaks
W. Jean Oliver
Pascual Patalinghug, Jr., M.D.
Richard E. Rockwell, Sr.
William E. Rodgers
Violet Schmidt
Harold E. Showalter
Dale L. Stayman
Nelson E. Stayman
Joseph K. Thornton, M.D.
Warren Weaver
Gary L. Zeger
H. Martin Zimmerman, Jr.

SERVICE AWARDS

25 Years

Barbara Mathers

20 Years

Kathy Fittro

10 Years

Pam Johns
Julie Tarquino
Tammy Weller

The First National Bank of Greencastle



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